Exhibit 21.1

EDEN ENERGY CORP.

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage Share Ownership
Eden Energy Colorado LLC	Colorado	100%
Eden Energy (North) Ltd.	Alberta	100%
Southern Frontier Explorations Ltd.	Nevada	100%
Frontier Explorations Ltd.	Nevada	100%